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                                      Filed by Proxim, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed pursuant to Rule 14a-12
                                   Under the Securities and Exchange Act of 1934
                                                   Subject Company: Proxim, Inc.
                                                    Commission File No.: 0-22700

     On March 11, 2002, Proxim, Inc. and Western Multiplex Corporation issued a joint press release announcing termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 pertaining to the notices of their pending merger. The text of the press release follows.

WESTERN MULTIPLEX AND PROXIM ANNOUNCE EXPIRATION OF HART-SCOTT-RODINO WAITING PERIOD

SUNNYVALE, CALIF., - MARCH 11, 2002 - Western Multiplex Corporation (Nasdaq:
WMUX) and Proxim, Inc. (Nasdaq: PROX) today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 was terminated without inquiry by the Federal Trade Commission or the Department of Justice. The waiting period pertained to the notices filed by Western Multiplex and Proxim of their pending merger.

Jonathan Zakin, the Chief Executive Officer of Western Multiplex, said: "This important condition is now satisfied. We are pleased to be one step closer to completing our pending merger with Proxim and look forward to proceeding with the special meetings of the stockholders on March 26."

The merger, which is subject to approval by the stockholders of Proxim and Western Multiplex, is expected to be completed following each company's special meeting of stockholders on Tuesday, March 26, 2002. If Western Multiplex and Proxim stockholders approve the merger at the special meetings, the merger is expected to close in the first calendar quarter.

ABOUT WESTERN MULTIPLEX

Western Multiplex Corporation makes wireless equipment that connects networks between buildings. The company's products offer higher bandwidth, faster installation and lower cost compared to wire lines and fiber. The company's Tsunami(TM) brand includes point-to-point wireless Ethernet bridges with capacity of up to 430 Mbps, as well as point-to-multipoint systems with capacity of up to 60 Mbps. Western Multiplex also makes wireless equipment for cellular backhaul and other telco applications under its LYNX(R) brand, which includes Multiple T1/E1 and DS3 wireless links. For more information, visit www.wmux.com.

SAFE HARBOR

This press release includes forward-looking information and statements that are subject to risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause actual results of Western Multiplex or Proxim to differ materially from those expressed or implied by these forward-looking statements. These statements are often identified by words such as "expect," "believe," "anticipate" and "intend." Statements regarding the anticipated closing of the merger are subject to the risk that the closing conditions will not be satisfied. These and other risks are described in the registration statement of Form S-4 and other filings made by
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Western Multiplex and Proxim with the Securities and Exchange Commission (the
"SEC"), including each company's annual report on Form 10-K filed on February 25, 2002 and subsequently filed reports.


FURTHER INFORMATION

Western Multiplex has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement/prospectus that Western Multiplex and Proxim have mailed to their stockholders. The registration statement and the joint proxy statement/prospectus contain important information about Western Multiplex, Proxim, the merger and related matters. Investors and security holders are urged to read the joint proxy statement/prospectus carefully and are able to obtain free copies of these documents through the web site maintained by the SEC at http://www.sec.gov. In addition to the registration statement and the joint proxy statement/prospectus, Western Multiplex and Proxim file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by Western Multiplex and Proxim at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York, and Chicago, Illinois. Please call the SEC at 800-SEC-0330 for further information on public reference rooms. Western Multiplex's and Proxim's filings with the SEC are also available to the public from commercial document-retrieval services and the web site maintained by the SEC at http://www.sec.gov. The registration statement and joint proxy statement/prospectus and these other documents may also be obtained for free from the parties.


ABOUT PROXIM

Proxim, Inc. has over 15 years of experience designing and building wirefree broadband networking solutions for the home, enterprise and service provider markets. The Symphony(TM) product family offers easy-to-use, inexpensive wirefree networking for homes, small offices and classrooms, while the Farallon(TM) products extend these networking choices with a range of Ethernet, HPNA and wirefree solutions for both Mac and PC users. The Harmony(TM) product family provides long-term investment protection for enterprises through the industry's first multi-standard architecture designed to work with any wirefree technology. Harmony also offers a broad range of design-in modules for OEMs. The Stratum(TM) product family offers a range of broadband access solutions and building-to-building networking connectivity for enterprises and service providers. Proxim is a member of the Wireless Ethernet Compatibility Alliance and a promoter of the Home Radio Frequency Working Group along with Compaq, Intel, Motorola, National Semiconductor, Siemens, and other leaders in the wireless market. The company is headquartered in Sunnyvale, Calif. with offices globally. Visit www.proxim.com for more information.

For more information, contact: Debbie Abbott, dabbott@proxim.com.